UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: August 7, 2006

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CAMTEK LTD.

August 3, 2006

NOTICE OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Camtek Ltd. Shareholders:

We cordially invite you to the Annual General Meeting of shareholders; the meeting will be held on September 14, 2006 at 4:00 p.m. local time in Israel, at the law offices of Shiboleth, Yisraeli, Roberts, Zisman & Co. and Moshe H. Ne’eman, Ben-Artzi & Co., at 46 Montefiore St., Tel Aviv, Israel.

The meeting is for the following purposes:

1)	To discuss the audited financial statements and the report of the Board of Directors for the fiscal year ended December 31, 2005;

2)	To elect two directors to serve as outside directors as required under the Companies Law 5795-1999 (the “Companies Law”);

3)	To approve the remuneration of the two nominees to serve as outside directors;

4)	To re-elect three directors to the Board of Directors of the Company;

5)	To authorize the Company’s chairman of the Board to continue to hold the position of General Manager for an additional term of three years; and

6)	To appoint Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as the Company’s joint independent auditors for fiscal year 2006.

The Board of Directors recommends that you vote in favor of all of the proposals.

Shareholders of record at the close of business on August 8, 2006 are entitled to notice of and to vote at the meeting. According to our Articles of Association, you can participate and vote either in person or by proxy. If voting by mail, the proxy must be received at the law offices of Shiboleth, Yisraeli, Roberts, Zisman & Co. and Moshe H. Ne’eman, Ben-Artzi & Co. at their above-mentioned address, at least 24 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting.

According to our Articles of Association, the quorum at the meeting shall be two shareholders present in person or by proxy, holding or representing in the aggregate at least one third of the total voting rights of the Company. If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or any later date as shall be designated and stated in a notice to the shareholders entitled to vote at the original meeting. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders.

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Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder’s approval of the resolutions stated in items 3, 4 and 6 above-mentioned.

Approval of the resolutions stated in items 2 and 5 above-mentioned will require the affirmative vote of a majority of ordinary shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of the Company’s outstanding shares.

Item 1 will not involve a vote of the shareholders.

Additional details regarding the proposed resolutions as stated above will be found in the Company’s Proxy Statement as shall be published as of August 9, 2006 through the ISA electronic filing system and can be watched in www.magna.isa.gov.il and www.camtek.co.il.

—————————————— Camtek Ltd.

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